Via Facsimile and U.S. Mail
Mail Stop 4720

September 21, 2009

John P. Sharp
Vice President, Finance and
Chief Financial Officer
Ligand Pharmaceuticals, Inc.
10275 Science Center Drive
San Diego, CA 92121-1117

Re: Ligand Pharmaceuticals, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File Number: 001-33093

Dear Mr. Sharp,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief